

January 17, 2013

Via E-mail
Michael J. West
President
Canfield Medical Supply, Inc.
4120 Boardman-Canfield Road
Canfield, Ohio 44406

> **Re:** **Canfield Medical Supply, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 11, 2013**
> **File No. 333-182639**

Dear Mr. West:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed January 11, 2013

Use of Proceeds, page 22

1. We note that the company indicates that it will use $60,000 for working capital if the maximum offering of $300,000 is raised. Please revise to provide a more detailed discussion of the working capital expenses and the anticipated amounts for each noted use for the $60,000.

Executive Compensation

Summary Compensation, page 30

2. Please update the disclosure to provide the compensation for the fiscal year ended December 31, 2012.

Organization and Operations

Payors, page 37

3. We reviewed your response to our prior comment 4. Your response did not address our comment in its entirety, thus the comment will be partially reissued. We note the aging of your self-pay receivables continues to deteriorate, with over 50% greater than 90 days (31% greater than 1 year old) at September 30, 2012. Please revise to clarify your payment terms of such receivables, when you consider such receivables to be delinquent and what criteria you use to determine such receivables are still collectible (i.e. no allowance necessary).

4. We reviewed your response to our prior comment 4. Please revise your disclosure here to reconcile your statement that Medicare claims are paid within 30 – 45 days of submission with the fact that approximately 23% of your Medicare claims, not subject to appeal, have aged over 61 days at September 30, 2012. The actual results do not appear consistent with your payment times as disclosed.

5. We reviewed your response to our prior comment 4. Please revise your disclosure here to reconcile your statement that Medicaid claims are paid within 14 days of submission with the fact that approximately 30% of your Medicaid claims have aged over 30 days. The actual results do not appear consistent with your payment times as disclosed.

6. We reviewed your response to our prior comment 4. Please tell us, by payor, how much of the $9,665 in receivables, not subject to Medicare appeal, has been collected as of December 31, 2012.

Financial Statements

Notes to Financial Statements

Note 5 – Restatement, page F-10

7. We reviewed your response to our prior comment 5, your response did not address our comment in its entirety, thus the comment will be partially reissued. Please clarify for us how the adjustments were determined for each period presented, specifically adjustments to revenue, receivables and retained deficit. For example, it appears you were recognizing revenue on a cash basis. As a result revenue was recorded when cash was received. Your restated financial statements for the year ended December 31, 2010 include an increase to receivables of $22,984 and increase to retained earnings of $23,057 and a decrease to revenue of $73. It is not clear to us how you determined such amounts. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director